

December 30, 2013

<u>Via E-mail</u>
Anthony J. Orlando
President and Chief Executive Officer
Covanta Holding Corp.
445 South St.
Morristown, NJ 07960

> **Re:** **Covanta Holding Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 15, 2013**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2013**
> **Filed October 24, 2013**
> **File No. 1-06732**

Dear Mr. Orlando:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Business, page 5

1. We note your disclosure on page 9 that you lease certain facilities and related real estate and, where you have a leasehold interest, you generally have renewal rights which extend beyond your service contracts. You further disclose that rent prior to the expiration of service contracts is generally nominal and rent during site lease renewal periods may either be factored into service renewal terms or set based on market conditions. Please tell us how you account for your rental obligations, including, if applicable, how you factor renewal periods into your lease term determination and straight-line rental expense computations.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40

Results of Operations, page 42

2.   We note your disclosure on page 16 that you temporarily cease operations at certain facilities to perform scheduled plant maintenance or when market factors render such facilities unprofitable. We also note your disclosure on page 65 of an unplanned closure, the turbine generator failure in January 2012 that temporarily shut down your Stanislaus energy-from-waste facility. To the extent material, please ensure your MD&A adequately addresses the impact of these temporary closures on   your results of operations, including estimates of lost revenues as well as the quantification of specific costs incurred. Please also discuss any known trends regarding the timing and duration of planned closures. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Sources and Uses of Cash Flow from Continuing Operations, page 53

3.   Please provide a more informative analysis and discussion of changes in cash flows, including changes in working capital components, for each period presented. In doing so, please explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Please ensure your discussion and analysis is not merely a recitation of changes evident from the financial statements. Refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Financial Statements for the Year Ended December 31, 2012, page 73

Note 1. Organization and Summary of Significant Accounting Policies, page 82

Renewable Energy Credits, page 83

4.   Please quantify for us the amount of renewable energy credits recognized in income during the periods presented. To the extent that these amounts are material to pre-tax income or net income, please disclose the amounts in future filings.

Impairment of Goodwill, Other Intangible and Long-Lived Assets, page 86

5.   We note that you have aggregated all Americas components into a single reporting unit since you indicate that they share similar economic characteristics. Please address the following comments:

- Please identify for us all of your components and explain how you determined your components.

- We note your table on page 8 that summarizes the nature and number of your facilities operating as tip fee projects, service fee projects that you own, and service fee projects that you do not own but operate on behalf of the municipal owner. Please tell us if you have identified each contract type or each individual facility as a component and, if applicable, clarify how those components qualify for aggregation into a single reporting unit. If each facility or contract type does not qualify as a component, please address the reasons supporting your conclusion.

- If you identified each of your biomass projects as a component, please tell us in detail how they qualify for aggregation with your energy-from-waste facilities. We note that, at times, your biomass facilities have experienced negative margins and you have economically dispatched them off-line based on variability in costs of fuel and revenues. We also note that the biomass projects generate income from the sale of renewable energy credits.

Note 3. Business Development and Acquisitions, page 89

6.   We note that you acquired a 100% interest in the Delaware Valley energy-from-waste facility during December 2012 and recorded a $44 million gain on the settlement of a pre-existing relationship based on the difference between your previously recognized lease intangible and the fair value of the lease at acquisition. Please explain to us in greater detail how your accounting for this settlement complies with ASC 805-10-55-21. In doing so, quantify for us the previously recognized lease intangible and the fair value of the lease at acquisition and reconcile the $94 million purchase price to the $230 million of net assets acquired disclosed in the purchase price allocation table on page 90.

Note 4. Dispositions, page 93

7.   We note that you sold two landfill gas projects located in California during 2011 and recorded a gain of $9 million. Please tell us why these disposed projects do not qualify for classification within discontinued operations.

Note 6. Financial Information by Business Segments, page 96

8.   We note that you have identified one reportable segment, Americas, which is comprised of waste and energy services operations primarily in the United States and Canada. If, as it appears, you determined you have only one significant operating segment, please explain to us how your CODM is able to effectively assess your performance and allocate resources based solely on the aggregated Americas operating results. In this regard, it appears that you generate revenue in multiple ways and that different types of facilities have different profit margins. To assist us in understanding how you determined your operating segments, please tell us how you identified your Chief Operating Decision Maker (CODM), describe to us the discrete financial information regularly provided to

your CODM and Board of Directors, and provide us with recent representative copies of those reports.

Note 14. Supplementary Information, page 111

9.   We note that you amended the service contract for your Essex energy-from-waste facility and recorded a non-cash write-off of an intangible liability of $29 million related to the below-market service contract which was recorded at fair value upon acquisition of the facility. Please tell us the nature and terms of the contract amendment and clarify the accounting guidance you utilized that required you to write-off the unfavorable lease liability.

10.   We note that you recorded write-offs of capitalized development costs during 2012 and 2011 related to a development project which you ceased to pursue in the United Kingdom. Based on page 20 of your Form 10-Q for the period ended September 30, 2013, we note that you recorded a similar $47 million write-off of capitalized development costs and land related to discontinued United Kingdom development projects. Please tell us the specific nature of these capitalized development costs and explain how these costs qualified for capitalization.

Note 16. Employee Benefit Plans, page 117

11.   We note that you recorded an $11 million pension settlement expense during the fourth quarter of 2012 and, as noted on page 22 of your September 30, 2013 Form 10-Q, a $6 million settlement gain during the first quarter of 2013. Please tell us how you accounted for these settlements and derived the settlement gains and losses. In doing so, please clarify why it appears your lump-sum settlements appeared to be costlier than your annuity settlements.

Form 10-Q for the Fiscal Quarter Ended September 30, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

12.   We note your disclosure on page 36 that recent economic conditions in the Americas have driven market pricing lower in the waste and energy markets in which you operate. You further disclose that entering into new waste and energy contracts has resulted in a reduction of operating income and cash flow from operations since the expired contracts were in place for many years and reflected above-market pricing. Since a number of your above market contracts expire in the coming years and you expect this trend to continue absent an improvement in waste and energy market pricing, please expand your disclosures to discuss the impact of this trend on your liquidity, capital resources and results of operations. Please quantify the impact, where possible, and consider providing additional information regarding the terms, size, and number of contracts set to expire.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or me at (202) 551-3737 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief